Bridge Investment Group Holdings Inc.

111 East Sego Lily Drive, Suite 400

Salt Lake City, Utah 84070

July 13, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jessica Livingston
J. Nolan McWilliams

Re:	Bridge Investment Group Holdings Inc.
Registration Statement on Form S-1 (Registration No. 333-257290)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-257290) (the “Registration Statement”) of Bridge Investment Group Holdings Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 15, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kevin C. Reyes at (858) 523-3946, or in his absence, Ryan K. deFord at (212) 906-1627. We hereby authorize Kevin C. Reyes and/or Ryan K. deFord of Latham & Watkins LLP to orally modify or withdraw this request for acceleration.

If you have any questions regarding the foregoing, please contact Mr. Reyes or Mr. deFord of Latham & Watkins LLP at the numbers set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Bridge Investment Group Holdings Inc.

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Chief Executive Officer

cc:	Matthew Grant, Bridge Investment Group Holdings Inc.
Adam O’Farrell, Bridge Investment Group Holdings Inc.
Chad Briggs, Bridge Investment Group Holdings Inc.
Marc D. Jaffe, Latham & Watkins LLP
Craig M. Garner, Latham & Watkins LLP
Ryan K. deFord, Latham & Watkins LLP
Kevin C. Reyes, Latham & Watkins LLP
Samir A. Gandhi, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP